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Attention:	Ameen Hamady
Mark Rakip
Catherine De Lorenzo
Pam Long

Re:	Lineage, Inc.
Draft Registration Statement on Form S-11
Submitted November 9, 2023
CIK No. 0001868159

Ladies and Gentlemen:

On behalf of Lineage, Inc. (the “Company”), set forth below are the are the Company’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in its letter dated December 7, 2023, relating to the Company’s confidential draft registration statement on Form S-11 submitted to the Commission on November 9, 2023 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is confidentially submitting via EDGAR Amendment No. 1 to the draft Registration Statement (the “Amended Registration Statement”) responding to the Staff’s comments and updating the Registration Statement. For the Staff’s reference, we are providing to the Staff by hand delivery copies of this letter as well as both a clean copy of the Amended Registration Statement and a copy marked to show all changes from the Registration Statement.

For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold and italics herein. The Company has also provided its response immediately after each numbered comment. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the Amended Registration Statement.

December 22, 2023

Draft Registration Statement on Form S-11

Prospectus Summary

Our Company, page 1

1.

We note your introduction of the non-GAAP financial measures NOI and Adjusted EBITDA. Please provide the most directly comparable financial measure calculated in accordance with GAAP for these non-GAAP measures; refer to Item 10(e)(1)(i)(A) of Regulation S-K. Additionally, provide a cross-reference herein to the presentation of such non-GAAP financial measures within your prospectus.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 1, 100 and 128 of the Amended Registration Statement.

Summary Selected Historical and Pro Forma Consolidated Financial and Other Data Non-GAAP Financial Measures, page 37

2.

We note your presentation of the ratio Net debt to Adjusted EBITDA on page 42. Please update your disclosure to present with equal or greater prominence the ratio as calculated using the most directly comparable GAAP financial measure. Refer to footnote 27 of SEC Final Rule 33-8176 and Question 102.10(a) of the Division’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 39-40 of the Amended Registration Statement.

Risk Factors, page 43

3.

We note your risk factor disclosure that the board of directors may issue additional shares, amend your charter, and change investment and financing policies without shareholder approval. Please include disclosure about how you intend to notify shareholders of such changes.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 78 and 79 of the Amended Registration Statement.

Upon listing of shares on the , we will be a “controlled company” . . ., page 64

4.	Please clarify whether you intend to utilize the exemptions described for a controlled company.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 62-63 and 168 of the Amended Registration Statement.

Dilution, page 99

5.

You disclose that your dilution table has given effect to the completion of the formation transactions and the other adjustments described in the unaudited pro forma consolidated financial statements. Please present separately the dilution impact resulting from these transactions before arriving at the Pro Forma net tangible book value per share after the offering.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 98 of the Amended Registration Statement.

December 22, 2023

Liquidity and Capital Resources, page 115

6.

We note your disclosure on page F-49 that the Company does not have enough cash on hand or other legally binding commitments that can be utilized to repay the outstanding amounts of the original $2,350 million ICE4 CMBS loan upon its May 2024 maturity and the Company considers it probable that it will refinance its obligation prior to maturity. We further note that the original principal amount $1,320 million ICE5 CMBS loan is also due in November 2024. In light of such commitments, please ensure your disclosures herein clearly highlight your ability as of December 31, 2023 to generate and obtain adequate amounts of cash to meet your requirements and your plans for cash in the shortterm based upon your currently available resources, including whether you are relying on external financing including the proceeds from this offering to meet your needs. Please describe any potential constraints that may impact your ability obtain such financing. We refer you to FRC 501.03(a) and Section IV of SEC Release 33-8350.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 118 of the Amended Registration Statement.

7.

Please provide a more informative analysis and discussion of changes in operating cash flows, including changes in working capital components, for each period presented. In doing so, please explain the underlying reasons for and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 123 of the Amended Registration Statement.

Transactions with BG Lineage Holdings, LLC; Transactions with Lineage OP, LLC, page 181

8.

Please disclose the approximate dollar value of the amount of each of Mr. Forste’s and Mr. Marchetti’s respective interests in the distributions you made to BGLH and that BGLH made with respect to its Class B units and its Class C units. Please also disclose the approximate dollar value of the amount of each of Mr. Forste’s and Mr. Marchetti’s respective interests in the distributions that Lineage OP made with respect to its Class B units, and that Lineage OP made to BG Cold with respect to its Class C units. Please see Item 404(a)(4) of Regulation S-K. Please also explain the effect of the formation transaction on any Advance Distribution (as described in footnote 2(c) of your audited financial statements) on the Class C Special Distribution Right, and the interests of Mr. Forste and Mr. Marchetti in such distributions. If Bay Grove, BG Cold, Mr. Forste or Mr. Marchetti will continue to receive or have an interest in any continuing special distributions after the formation transaction, as suggested in disclosure on page 186, please disclose this and explain how these distributions will be determined.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 30-31, 181-183 and 189-190 of the Amended Registration Statement.

December 22, 2023

Transactions with Lineage OP, LLC, page 181

9.	To help investors better understand the nature and impact of the formation transactions, please explain:

•

The economic terms of one OP unit, given your disclosure that each Legacy Class A OP Unit and Legacy Class B OP unit will be “economically equivalent to one OP unit.” Please also clarify whether the Legacy Class A and B OP units will have characteristics, such as voting or other rights, that are not equivalent to one OP unit.

•	The difference between the Legacy Class A OP Units and Legacy Class B OP Units, given that they will both be economically equivalent to OP units.

•	How you are differentiating “certain” and “other existing” Class A and C unit holders for purposes of reclassifying units into Legacy Class A OP Units or Legacy Class B OP Units.

•

How each Legacy OP Unit will maintain the economic rights of legacy investors to their respective legacy Class A, Class B or Class C units if all units are being reclassified as either Legacy Class A OP Units or Legacy Class B OP Units.

•

Please clarify whether any special distributions similar to the Special Distribution Right on the Class C units will continue to be made to any holders of Legacy Class A OP Units or Legacy Class B OP Units, or any other persons, after the formation transactions. In this regard, we note disclosure on page 186 that Bay Grove will hold a continuing right to receive certain special distributions from Class A Legacy OP Units of the operating partnership and from BGLH. Please clarify whether this continuing right is a term of the Class A Legacy OP Unit, or if it is a separate contractual right and if so, please file the relevant agreement as an exhibit to the registration statement.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 30, 181-183 and 189-190 of the Amended Registration Statement.

Transactions with Lineage Holdings, page 182

10.

Please clarify whether Bay Grove, Mr. Forste or Mr. Marchetti will receive any accrued but undistributed equity or funds in connection with the equity accrual right in connection with the formation transaction or reclassification of the OPEUs. Please also explain the material terms of the equity accrual right, the profits interest and the OPEUs that you refer to in this section. Also ensure that you disclose the approximate dollar value of the amount of Mr. Forste’s and Mr. Marchetti’s interests in the transactions with Lineage Holdings, as well as in the transactions with Bay Grove, also described on page 182.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 183-184 of the Amended Registration Statement.

December 22, 2023

Structure and Formation of Our Company, page 185

11.

Please revise the diagram of your company structure to show the ownership and economic and other rights of the Legacy Class A OP Units, the Legacy Class B OP Units, OPEUs and any special distribution rights.

Response: The Company acknowledges the Staff’s comment and has revised the diagram of the Company’s structure on pages 30 and 190 of the Amended Registration Statement.

Description of the Partnership Agreement of Lineage OP, LP, page 191

12.	Please describe the material terms of the securities of the Operating Partnership, including the Legacy Class A OP Units, Legacy Class B OP Units and common OP units.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the terms of such securities remain subject to ongoing structuring decisions. The Company will provide such revised disclosure in a future amendment to the Registration Statement when the terms of such securities are finalized.

Description of Our Capital Stock, page 197

13.

Disclosure in your risk factor entitled “Future redemption obligations may materially and adversely affect the market price of shares of our common stock . . .” on page 85 indicates that certain investors are entitled to redeem shares of your common stock. We note disclosure on page 197 that there are generally no redemption rights with respect to your common stock. Please describe any redemption rights that any investors may have with respect to shares of common stock in your Description of Capital Stock, Certain Relationships and Related Party Transactions and elsewhere as appropriate. File any agreement for redemption rights as an exhibit to the registration statement.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 84 of the Amended Registration Statement.

Shares Eligible for Future Sale, page 209

14.

Please describe your registration rights agreements with BGLH and Mr. Forste and Mr. Marchetti in this section, including the amount of securities subject to the agreements. Please see Item 201(a)(2) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 214 of the Amended Registration Statement.

(1) Significant Accounting Policies

(b) Basis of Presentation and Principles of Consolidation, page F-11

15.

We note your disclosure on page F-11, that as of December 31, 2022 and 2021, the Company did not have any VIEs that met the requirements for consolidation. Please clarify whether the Company has identified any VIEs for which the Company determined it is not the primary beneficiary. To the extent the Company has identified such VIEs, please tell us how the Company considered the disclosure requirements under paragraphs 4, 5A, and 5B of ASC 810-10-50.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company has not identified any VIEs in which the Company is not the primary beneficiary.

December 22, 2023

(q) revenue recognition, page F-18

16.

We note your disclosure on page F-15 that the Company accounts for the lease and nonlease components in its arrangements as a single lease component for both lessee and lessor leases for all classes of assets. Please tell us whether you have any arrangements that include multiple components such that a portion of such arrangements would be accounted for under ASC 842 as a lessor and the non-lease element would have been accounted for under ASC 606 had the Company not applied the practical expedient in ASC 842-10-15-42A. To the extent such arrangements do exist, please further tell us how you considered the guidance in ASC 842-10-15-42B in determining whether the lease or non-lease components are the predominant components in such arrangements and how you were able to conclude that the lease component is always the predominant item in such arrangements.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company does have arrangements that include multiple components where the lease component(s) would be accounted for under ASC 842 as a lessor and the non-lease component(s) would be accounted for under ASC 606 prior to the consideration of the practical expedient in ASC 842-10-15-42A. The disclosure referenced in the Staff’s comment was intended to address a more typical lease arrangement where the Company leases a warehouse or identified space within a warehouse and does not provide other ancillary services. In such arrangements, the non-lease components most frequently observed are common area maintenance (“CAM”) and utilities. Based on the nature of these non-lease components, the Company believes that the lessee is clearly expected to ascribe more value to its right to use the warehouse (or identified space in a warehouse) than to the CAM or utilities related to that space. The Company accounts for all variable payments under arrangements that include multiple components as variable lease payments as required by ASC 842-10-15-42B.

The Company does have certain arrangements where there are non-lease components, such as handling or other accessorial services, that do not share the same timing and pattern of transfer as the lease component. The Company has concluded that these non-lease components are ineligible for the practical expedient within ASC 842-10-15-42A, and the Company accounts for these services under ASC 606.

In connection with a future amendment to the Registration Statement that includes the Company’s consolidated financial statements for the year ending December 31, 2023, the Company will revise its disclosure of its accounting policy for lessor arrangements.

17.

We note your disclosure that separate performance obligations arise within your warehousing operations for different services rendered. We further note that in your Integrated Solutions segment, you provide several types of services including transportation, food sales, redistribution and E-commerce. Given the various service offerings, please further clarify whether your typical arrangements result in one performance obligation or multiple performance obligations. To the extent you have arrangements that result in multiple performance obligations, please further describe the basis for which the Company allocates the transaction price among the various performance obligations in such arrangements. Refer to ASC 606-10-50-12 and 606-10-50-17.

December 22, 2023

Response: The Company acknowledges the Staff’s comment and advises the Staff that the major revenue streams included within the Company’s integrated solutions segment, including transportation, food sales, redistribution and E-Commerce, typically have separate contractual arrangements that result in one performance obligation. Although the Company does not currently have any material contracts that result in more than one performance obligation, if the Company enters into such material contractual relationships in the future, it will describe them in appropriate disclosure.

(2) Capital Structure and Noncontrolling Interests, page F-21

18.

We note your capital structure includes convertible redeemable noncontrolling interests initially measured and recorded at fair value for Preference Shares issued as part of your acquisition of Kloosterboer Group BV. Regarding such Preference Shares, please further describe how the Company considered and applied the guidance under ASC 480 and the SEC’s temporary equity guidance under ASC 480-10-S99-3A including paragraphs 14 through 16 related to its evaluation of the regular and special redemption rights included in such Preference Shares.

Response: The Company acknowledges the Staff’s comment and advises the Staff that, upon the acquisition of Kloosterboer Group B.V. and the issuance of the Preference Shares, the Company did consider the guidance under ASC 480 and the SEC’s temporary equity guidance under ASC 480-10-S99-3A, including paragraphs 14 through 16 related to its evaluation of the regular and special redemption rights included in such Preference Shares. The Company determined that the Preference Shares and resulting noncontrolling interest are not required to be classified as a liability pursuant to ASC 480. This is supported by the fact that the Preference Shares represent an equity instrument in legal form, do not represent a mandatorily redeemable financial instrument and do not constitute an unconditional obligation that may require the issuance of a variable number of shares of common stock. The equity interests created by the issuance of the Preference Shares are considered redeemable noncontrolling interests. As such, the associated noncontrolling interest is classified in temporary equity and subsequently measured in accordance with ASC 810-10 and ASC 480-10-S99-3A.

In connection with a future amendment to the Registration Statement that includes the Company’s consolidated financial statements for the year ending December 31, 2023, the Company will revise its disclosure of the Preference Shares. Set forth below is proposed revised disclosure based on the disclosure included on page F-26 of the registration statement, clarifying this point:

The Company has applied the guidance under ASC 480-10-S99-3A on the classification and subsequent measurement of Preference Shares. The Preference Shares represent a redeemable noncontrolling interest in the Company and are presented within Redeemable noncontrolling interests in the accompanying consolidated balance sheets and consolidated statements of redeemable noncontrolling interests and equity. The Preference Shares qualify for classification in temporary equity (outside of Stockholders’ equity) because the redemption feature is not solely within the control of the Company. As the Preference Shares are currently redeemable, the Company measures redeemable noncontrolling interests at the greater of (i) the initial

December 22, 2023

carrying amount and dividends or (ii) the maximum redemption value, including accrued dividends payable under the redemption feature as of the balance sheet date. Required redeemable noncontrolling interest adjustments are recorded as an increase or decrease to redeemable noncontrolling interests, with an offsetting adjustment to Additional paid-in capital.

(7) Equity Method Investments, page F-43

19.

We note your disclosure that you have provided summarized financial information for Emergent Cold LatAm Holdings LLC as it was determined to be an equity method investment which was considered material to the Company. Please clarify whether the Company considered such investment to be material consistent with Rule 4-08(g) of Regulation S-X. To the extent it is, please enhance your disclosure to provide all of the summarized financial information required by Rule 4-08(g)(2) and defined by Rule 1-02(bb) of Regulation S-X or tell us why such information is not required.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company performed a significance test under Rule 4-08(g) of Regulation S-X when determining whether it was necessary to present summarized financial information for Emergent Cold LatAm Holdings LLC (LatAm). The following significance calculations were prepared in performance of this test as of and for the years ended December 31, 2022 and 2021:

	Investment Test	Asset Test	Income Test

2022	(USD in millions)
Numerator	$36.4	$56.0	$0.4
Denominator	$18,569.6	$18,569.6	$78.5

Result	0.2%	0.3%	0.6%
2021
Numerator	$14.7	$22.3	$0.8
Denominator	$16,418.5	$16,418.5	$214.2

Result	0.1%	0.1%	0.4%

For purpose of performing the income test, the Company determined that LatAm’s revenues were not material in either year, and as such, only net income (loss) before tax was utilized for this test. As none of the above significance tests required by Rule 4-08(g) of Regulation S-X exceeded 10%, the Company determined that summarized financial information was not required in its 2022 financial statements. The Company will continue to monitor the significance of its equity method investments in future periods and will, if required, provide all of the summarized financial information required by Rule 4-08(g)(2).

December 22, 2023

(22) Segment Information, page F-71

20.

Your table on page F-73 indicates that sales to customers in Europe comprised approximately 22% of your sales for the year ended December 31, 2022 and 19% for the year ended December 31, 2021. Please supplementally confirm that you did not derive a material amount of revenues from external customers from any individual country within Europe for any of the periods presented; refer to ASC 280-10-50-41(a).

Response: The Company acknowledges the Staff’s comment and advises the Staff that, similar to the 10% tests provided in ASC 280-10-50-12, the Company uses a 10% threshold when evaluating the materiality of geographic revenues for disclosure in its Segment Information footnote. For the years ended December 31, 2022 and 2021, the individual countries within Europe with the highest revenues represented 8.6% and 9.3%, respectfully, of total revenues reported in the Company’s consolidated statement of operations and comprehensive income (loss). Based on this, the Company concluded that no individual country within Europe had revenues that were material for separate disclosure in these years. The Company will continue to monitor revenues for all countries and separately disclose in future filings any revenues attributable to any individual foreign country that exceed 10% of the Company’s total revenues.

Exhibits

21.

Please file the Registration Rights agreements and non-compete agreements for Mr. Forste and Mr. Marchetti as exhibits to the registration statement. Please also file the consent of any expert who prepared information for you in connection with the offering, as contemplated by disclosure on page i.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company will file all exhibits by amendment as promptly as practicable.

*********

Any comments or questions regarding the foregoing should be directed to the undersigned at 213-891-7339. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Lewis W. Kneib

Lewis W. Kneib of LATHAM & WATKINS LLP

cc:	Greg Lehmkuhl, Lineage, Inc.

Rob Crisci, Lineage, Inc.

Natalie Matsler, Lineage, Inc.

Julian T.H. Kleindorfer, Esq., Latham & Watkins LLP

Scott C. Chase, Esq., Goodwin Procter LLP

David H. Roberts, Esq., Goodwin Procter LLP